SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 18, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Abou-Khalil, Nassib

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212221744_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 7,341 Unit price:  N/A

Aggregated transactions

(1): Volume: 7,341 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Buvac, Kathrin

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212221844_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 9,229 Unit price:  N/A

Aggregated transactions

(1): Volume: 9,229 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Corker, Ricky

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212221958_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 17,424 Unit price:  N/A

Aggregated transactions

(1): Volume: 17,424 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212222104_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 17,014 Unit price:  N/A

Aggregated transactions

(1): Volume: 17,014 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Goel, Sanjay

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212222215_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 4,821 Unit price:  N/A

Aggregated transactions

(1): Volume: 4,821 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Gorti, Bhaskar

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212222320_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 22,804 Unit price:  N/A

Aggregated transactions

(1): Volume: 22,804 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Guillén, Federico

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212222424_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 19,434 Unit price:  N/A

Aggregated transactions

(1): Volume: 19,434 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Lukander, Jenni

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212220844_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 2,158 Unit price:  N/A

Aggregated transactions

(1): Volume: 2,158 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Motley, Sandra

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212221010_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 7,794 Unit price:  N/A

Aggregated transactions

(1): Volume: 7,794 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Pullola, Kristian

Position: Chief Financial Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212221121_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 20,468 Unit price:  N/A

Aggregated transactions

(1): Volume: 20,468 Volume weighted average price:  N/A

About Nokia

We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Suri, Rajeev

Position: Chief Executive Officer

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212221248_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 153,405 Unit price:  N/A

Aggregated transactions

(1): Volume: 153,405 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Uitto, Tommi

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212221410_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 4,821 Unit price:  N/A

Aggregated transactions

(1): Volume: 4,821 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Weldon, Marcus

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212221530_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 12,255 Unit price:  N/A

Aggregated transactions

(1): Volume: 12,255 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

STOCK EXCHANGE RELEASE

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
February 18, 2020 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Werner, Stephanie

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20200212221628_2

Transaction date: 2020-02-13

Venue not applicable

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 2,698 Unit price:  N/A

Aggregated transactions

(1): Volume: 2,698 Volume weighted average price:  N/A

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our

1

commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Katja Antila, Head of Media Relations

2

Enclosures:

14 Manager’s Transaction notifications

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate